[redacted]

11016575

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER 8-46743

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
RECEIVED
MAR 31 2011
WASH, D.C.
200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

THE WINNING EDGE FINANCIAL GROUP, INC.
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 MADISON AVE
(No. and Street)

CLIFTON (City) NEW JERSEY (state) 07011 - 2716 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BENNIE ZANGARA (973) 773-6600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3763 Quakerbridge Rd PO Box 2555 (Address) Hamilton Square (City) NJ (state) 08690 Zip Code)

CHECK ONE:

- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Bennie Zangaga swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Winning Edge Financial Group, Inc. as of December 31 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RUTH E. MARTINEZ
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JULY 11, 2012

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Winning Edge Financial Group, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2010

THE WINNING EDGE FINANCIAL GROUP, INC.

FINANCIAL HIGHLIGHTS
December 31, 2010

	2010
NET INCOME	$ 51,959
NET WORTH	143,984
CASH AND CASH EQUIVALENTS	107,939
CURRENT RATIO	9.6 : 1.0

MICHAEL T. REMUS

Certified Public Accountant

3673 Quakerbridge Rd, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

Independent Auditor's Report

To the Stockholder
The Winning Edge financial Group, Inc.

I have audited the accompanying statement of financial condition of the The Winning Edge Financial Group, Inc. as of December 31, 2010, and the related statement of operations, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Winning Edge Financial Group, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 17, 2011

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Current Assets		
Cash and cash equivalents	$	107,939
Accounts receivable		17,071
Prepaid expenses		1,389
Total Current Assets		126,399
Office Equipment		
Computer equipment		4,359
Less: Accumulated depreciation		(2,646)
		1,713
Other Assets		
Investments		35,595
Total Assets	$	163,707

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued expenses	$	3,538
Payroll taxes payable		603
Income taxes payable		8,932
Total Current Liabilities		13,073
Long-term Liabilities		
Deferred income taxes		6,650
Total Liabilities		19,723
Stockholders' Equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Paid-in Capital		22,500
Accumulated other comprehensive income		16,688
Retained earnings		103,796
		143,984
Total Liabilities and Stockholders' Equity	$	163,707

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2010

REVENUES		
Commissions	$	128,962
Tax Preparation fees		22,049
General Consulting fees		1,538
Interest income		40
		152,589
OPERATING EXPENSES		
Salaries & wages		17,771
Rent		20,000
Professional fees		1,655
NASD fees		175
Office expense		17,853
Advertising		9,898
Insurance		8,519
Auto expense		11,536
Payroll tax		568
Telephone & internet		5,958
Depreciation		1,512
		95,445
Income From Operations & Before Income Tax		57,144
Income Tax Expense		(8,920)
Other Comprehensive Income		
Unrealized Holding Gains Arising During Period		5,235
Other Comprehensive Income, before tax		5,235
Income tax expense related to items of other comprehensive income		(1,500)
Other comprehensive income, net of tax		3,735
Net Income	$	51,959

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2010

Subordinated Liabilities at December 31, 2009	$ -
Increases	-
Decreases	-
Subordinated Liabilities at December 31, 2010	$ -

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2010

	Member Capital					
	Number of Shares	Amount	Additional Paid-In Capital	Accumuleted Other Comprehensive Income	Stockholders' Equity	Total
Balance at December 31, 2009	1,000	$ 1,000	$ 22,500	$ 11,453	$ 59,972	$ 94,925
Current year activity	-	-	-	5,235	-	5,235
Net Income	-	-	-		43,824	43,824
Balance at December 31, 2010	1,000	$ 1,000	$ 22,500	16,688	$ 103,796	$ 143,984

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	51,959
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		1,512
Unrealized Gain on investment		(5,235)
Other adjustment		(1,529)
(Increase) Decrease in:		
Receivables		(519)
Prepaid expenses		(1,389)
Increase (Decrease) in:		
Accounts payable and accrued expenses		(3,661)
Taxes payable		12,540
Net cash provided by operating activities		53,678
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net increase in cash		53,678
Cash and cash equivalents at Beginning of Year		54,261
Cash and cash equivalents at End of Year	$	107,939

Supplemental Disclosures

Cash paid for income taxes	$	- 0 -
Cash paid for interest	$	- 0 -

See accompanying notes.

Note 1. NATURE OF BUSINESS

The Winning Edge Financial Group, Inc. (The Company) is a New Jersey Corporation conducting business as a securities broker dealer, registered with the Securities and Exchange Commission and is a member if FINRA.

Note 2. Summary of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting.

Property and Equipment

Office equipment is recorded at cost. Depreciation is computed principally by the straight line method, over a three three year period, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to unrealized gain on investments. The deferred tax liability represents the future tax return consequences that will be realized when the asset is settled. No recognition for uncertain tax provisions have been included because the Company believes there are none.

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2010.

Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2010 and believes they are all collectible. Accounts receivable are not collateralized.

Revenue Recognition

Principal transactions and commission revenues and expenses from customer transactions are recorded on a settlement date basis, generally the fifth business day following the transaction date. The Company recognizes revenue from commissions and other fees in the period earned, that is when the transaction has been completed or the services have been rendered.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through March 17, 2011, the date which the financial statements were available to be issued.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" ("SFAS 130", as amended), that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income.

Note 3. MARKETABLE SECURITIES

Investments are presented in the financial statements at market value and is considered a level one input due to the fact that there are quoted prices for identical items in an active, visible and liquid market. The Company uses actual cost paid to determine the cost basis of shares of common stock held. The following is a summary of investments at December 31, 2010:

Common Stock - Level 1 Input	Fair Value
1,500 shares NASDAQ Stock, cost $18,907	$35,595

Note 4. Concentrations:

A significant amount of the Company's revenues are derived from the sale of open-end mutual funds and variable annuities.

Note 5. Related Party Transactions:

The Company leases office space from an affiliated company that is owned by its principal stockholder. There is no written lease agreement and currently the lease is on a month to month basis. The annual rent paid to this related party was $20,000.

Note 6. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $132,437., which was $127,437. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .15 to 1.

Note 7. Income Taxes:

The Company has net operating loss carryforwards that may be offset against future taxable income. The loss carryforwards at December 31, 2009 total $25,275 and will expire on December 31, 2028.

Note 8. Fair Value of Financial Instruments:

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Note 9. Anti-Money Laundering Program:

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2010 the Company was in compliance with this program.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2010

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Rd, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

Independent Auditors Report on
Internal Accounting Control

To the Stockholder of
The Winning Edge Financial Group, Inc.

I have audited the financial statements of The Winning Edge Financial Group. Inc. as of December 31, 2010 and have issued my report thereon dated March 17, 2011. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

A study and evaluation of the system of internal accounting control for the year ended December 31, 2010, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 17, 2011

THE WINNING EDGE FINANCIAL GROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2010

Pursuant to rule 15c 3-3 relating to possession or control requirements, The Winning Edge Financial Group, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2010 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(I) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 is $5,000..

THE WINNING EDGE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2010

NET CAPITAL		
Common stock	$	1,000
Paid-in capital		$22,500
Retained earnings		120,484
Total Credits		143,984
Debits		
Haircuts - stocks		5,339
Undue concentration		3,106
Equipment less accumulated depreciation		1,713
Prepaid expense		1,389
Total Debits		11,547
NET CAPITAL	$	132,437
CAPITAL REQUIREMENTS		
6 2/3 % of aggregate indebtedness		1,314
Minimum capital requirement		5,000
Net capital in excess of requirements		$127,437
Ratio of Aggregate Indebtedness to Net Capital	.15 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2010)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	115,101
Net Capital, per above		132,437
Difference	$	(17,336)

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2010

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	4,141
Corporate income tax payable		15,582
Total Aggregate Indebtedness	$	19,723

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by The Winning Edge Financial Group, Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.